Exhibit 99.1

Tiziana Life Sciences Announces Registered Direct Offering of up to approximately $10 Million

Includes initial funding of approximately $5 million, as well as the option for additional proceeds of approximately $5 million

NEW YORK, Oct. 30, 2024 (GLOBE NEWSWIRE) -- Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced that it has entered into a securities purchase agreement for the purchase and sale of 5,263,158 common shares at a purchase price of $0.95 per share pursuant to a registered direct offering, resulting in gross proceeds of approximately $5 million, before deducting placement agent commissions and other offering expenses. The closing of the offering is expected to occur on or about November 1, 2024, subject to the satisfaction of customary closing conditions.

In addition, the Company has issued the investor an option to acquire up to an additional 5,263,158 common shares at a price of $0.95 per share until the date that is 75 days from the date of the closing of the offering, resulting in additional gross proceeds of up to approximately $5 million, at the election of the investor.

The Company intends to use the net proceeds from the offering towards (i) its Phase 2a clinical trial for the intranasal delivery of foralumab in patients with non-active secondary progressive multiple sclerosis, (ii) to expedite the clinical development of foralumab in Alzheimer’s disease, (iii) to develop foralumab for other indications, and (iv) for working capital and other general corporate purposes.

Titan Partners Group, a division of American Capital Partners is acting as the sole placement agent for the offering.

This offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-252441) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on March 3, 2022. The offering is made only by means of a prospectus supplement, which will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement may be obtained, when available, by contacting Titan Partners Group LLC, a division of American Capital Partners, LLC, 4 World Trade Center, 29th Floor, New York, NY 10007, by phone at (929) 833-1246 or by email at prospectus@titanpartnersgrp.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2023, and other periodic reports filed with the Securities and Exchange Commission. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations

+44 (0) 207 495 2379

email: info@tizianalifesciences.com